UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): May 24, 2010
Commission File Number: 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street
Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F       ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes            No ☑

     On May 24, 2010, Navios Maritime Acquisition Corporation (the “Company”) announced the preliminary vote with respect to the business combination on the agenda for the special meeting of its stockholders scheduled for May 25, 2010. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.
     In addition, due to concerns raised about the potential applicability of the Clayton Antitrust Act of 1914 as a result of his current directorships, Rex Harrington will be unable to join the Company’s Board upon completion of the pending business combination.
     Furthermore, on May 19, 2010, Navios Maritime Holdings Inc. announced that it has made the initial payment with respect to its recently announced acquisition of 11 product and chemical tanker vessels. A copy of the press release of Navios Maritime Holdings Inc. is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION
Date: May 24, 2010	By:	/s/ Angeliki Frangou
Angeliki Frangou Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated May 24, 2010

99.2	Navios Maritime Holdings Inc. Press Release dated May 19, 2010